SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PRESS RELEASE

Petrobras’ Proved Reserves in 2006

(Rio de Janeiro, January 12, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces its proved reserves of oil, condensate and natural gas in Brazil and abroad for 2006, according to the Society of Petroleum Engineers – SPE and Security and Exchange Commission – SEC criteria.

Petrobras' Proved Reserves in Brazil:

On December 31st, 2006 the Proved Reserves of oil, condensate and natural gas in the fields under concession to Petrobras in Brazil amounted to 13.753 billion barrels of oil equivalent (boe) according to ANP/SPE Criteria, representing an increase of 3.9% .

Proved Reserves - SPE	Volume	%
Oil and Condensate (billion bbl)	11.671	85
Natural Gas (billion m3 )	331,026	15
Oil Equivalent (billion boe)	13.753	100

During 2006, 1.226 billion boe were incorporated into Proved Reserves, with production over the same period amounting to 705 million boe, as shown in the following table:

Proved Reserves Breakdown – SPE Criteria	Volume (billion boe)
A) Proved Reserves on December, 2005	13.232
B) Incorporated as Proved Reserves in 2006	1.226
C) Acumulated Production 2006	0.705
D) Annual Change (B - C)	0.521
E) Proved Reserves on December, 2006 (A + D)	13.753

For each barrel of oil equivalent extracted in 2006, 1.739 boe were incorporated into Proved Reserves, resulting in a Reserve Reposition Index (RRI) of 173.9% . According to SPE criteria, Petrobras' Reserve/Production (R/P) ratio in Brazil was 19.5 years.

The highlights, in terms of Proved Reserve incorporation were:

  Discoveries in Exploratory Blocks – Maromba, in the Campos Basin; Camarupim, Catuá, in the Espírito Santos Basin - Offshore; Araracanga in the Solimões Basin; Jaçanã and Pintassilgo in the Rio Grande do Norte Basin; Tangará in the Recôncavo Basin; and Saíra, Seriema and Tabuiaiá , in the Espírito Santos Basin – Onshore.
  Discoveries in exploratory blocks incorporated to already existing production fields – Mexilhão, in the Rio de Janeiro Exploration and Production Business Unit - UN-RIO; and Baleia Azul and Golfinho in the Espírito Santo Exploration and Production Business Unit - UN-ES .
  Revisions in existing fields in 2006 – mainly in Marlim and Albacora, in the Campos Basin Exploration and Production Business Unit - UN-BC.
  Roncador and Marlim Sul, in the Rio de Janeiro Exploration and Production Business Unit - UN-RIO.

According to the SEC Criteria, Brazil's Proved Reserves at December 31 2006, amounted to 10.573 billion boe, representing practically the maintenance of the estimates for the previous year (10.578 billion boe).

Proved Reserves – SEC Criteria	Volume	%
Oil and Condensate (billion bbl)	9.002	85
Natural Gas (billion m3 )	249.783	15
Equivalent Oil (billion boe)	10.573	100

According to these criteria, 700 million boe were incorporated into Proved Reserves during 2006, compared with production of 705 million boe, resulting in a Reserve Reposition Index – RRI of 101.3% . In other words, for each 1 barrel of oil equivalent produced, 0.99 barrel was incorporated into Proved Reserves. Under the same criteria, the country's Reserve/Production (R/P) ratio was 14.9 years.

Proved Reserves Breakdown – SPE Criteria	Volume (billion boe)
A) Proved Reserves on December, 2005	10.578
B) Incorporated as Proved Reserves in 2006	0.700
C) Acumulated Production 2006	0.705
D) Annual Change (B - C)	-0.005
E) Proved Reserves on December, 2006 (A + D)	10.573

The main discrepancies between the SEC and the ANP/SPE, are due to the differences between criteria employed (concession term and gas reserves with contracts not declared) and the non-booking to company accounts of projects in the initial stages of production development.

International Proved Reserves:

On December 31st, 2006 Proved Reserves of oil, condensate and natural gas, abroad, according to the SPE criteria, were 1.270 billion boe, representing a decrease of 24.4% .

Proved Reserves – SPE	Volume	%
Oil and Condensate (billion bbl)	0.657	52
Natural Gas (billion m3 )	104.168	48
Equivalent Oil (billion boe)	1.270	100

During 2006, the appropriation of proved reserves was supplemented by the period’s production, added to the contractual revisions that were made, preponderantly in Venezuela. Therefore reserves were reduced by 411 million boe, as shown below:

Proved Reserves – SPE Criteria	Volume (billion boe)
A) Proved Reserves on December, 2005	1.681
B) Incorporated as Proved Reserves in 2006	(0.322)
C) Acumulated Production 2006	0.089
D) Annual Change (B - C)	(0.411)
E) Proved Reserves on December, 2006 (A + D)	1.270

According to SPE criteria, international Reserve/Production (R/P) ratio was 14.3 years.

The oil, condensate and natural gas proved reserves, based on SEC Criteria, as at December 31st, 2006, were 885 million boe. This volume represents a reduction of approximately 26.1% compared to the preceding year (1.197 billion boe).

Proved Reserves – SPE	Volume	%
Oil and Condensate (billion bbl)	0.482	54
Natural Gas (billion m3 )	68.425	46
Equivalent Oil (billion boe)	0.885	100

During 2006, the appropriation of proved reserves was supplemented by the period’s production, added to the contractual revisions that were made, preponderantly in Venezuela. Therefore reserves were reduced by 312 million boe, as shown below:

Proved Reserves Breakdown – SPE Criteria	Volume (billion boe)
A) Proved Reserves on December, 2005	1.197
B) Incorporated as Proved Reserves in 2006	(0.225)
C) Acumulated Production 2006	0.087
D) Annual Change (B - C)	(0.312)
E) Proved Reserves on December, 2006 (A + D)	0.885

Using the same criterion, the Reserve/Production (R/P) ratio is 10.2 years.

The main reasons for the difference between SPE and SEC criteria are:

  By SEC criteria only the gas volumes covered by natural gas sales contracts can be declared as proven reserves, and in Bolivia this excludes volumes of discovered gas still not commercialized.
  In Nigeria, because of the current state of production development, only a part of total discovered volumes can be booked to the company reserves.

Petrobras’ Proved Reserves in 2006 (Brazil and International):

On December 31st, 2006 Petrobras' Proved Reserves of oil, condensate and natural gas amounted to 15.023 billion de boe, a 0.74% increase compared to last year, as per the SPE criteria, distributed as shown:

Proved Reserves – SPE	Volume (billion boe)%
Brasil	13.753	92
International	1.270	8
Total	15.023	100

According to the SPE Criteria, 904 million boe were incorporated into Proved Reserves in 2006 and 794 million boe were produced, resulting in an increase of 110 million boe in relation to 2005 proved reserves (14.913 billion boe). Consequently, for each barrel of oil equivalent produced during 2006, 1.139 barrels were incorporated into Proved Reserves, resulting in a Reserve Replacement Index – RRI of 113.9% . The Reserves/Production ratio (R/P) was 18.9 years.

Proved Reserves Breakdown – SPE	Volume (billion boe)
A) Proved Reserves on December, 2005	14.913
B) Incorporated as Proved Reserves in 2006	0.904
C) Acumulated Production 2006	0.794
D) Annual Change (B - C)	0.110
E) Proved Reserves on December, 2006 (A + D)	15.023

Proved reserves on December 31st, 2006 according to the SEC criteria amounted to 11.458 boe, distributed as follows:

Proved Reserves – SPE	Volume (billion boe)%
Brasil	10.573	92
International	0.885	8
Total	11.458	100

According to the SEC Criteria, Proved Reserves decreased by 2.7% in 2006 compared with the previous year.

Proved Reserves Breakdown – SPE	Volume (billion boe)
A) Proved Reserves on December, 2005	11.775
B) Incorporated as Proved Reserves in 2006	0.475
C) Acumulated Production 2006	0.792
D) Annual Change (B - C)	(0.317)
E) Proved Reserves on December, 2006 (A + D)	11.458

According to the same criteria, 475 million boe were incorporated into Proved Reserves during 2006, compared with production of 792 million boe, resulting in a decrease of 317 million boe in relation to 2005 proved reserves (11.775 billion boe). This corresponds to a Reserve Replacement Index – RRI of 60.0% or, in other words, for each barrel of oil equivalent produced, 0.6 barrel was incorporated into Proved Reserves. The Reserves/Production ratio (R/P) was 14.5 years.

Petrobras clarifies that the hydrocarbon reserve properties belong to their respective National States.

Almir Guilherme Barbassa
Diretor Financeiro e de Relações com Investidores

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.